Exhibit 99.1

SOURCE: Paxton Energy, Inc.

October 26, 2011 10:00 ET

Paxton Energy Enters Into Definitive Purchase Agreement

SAN FRANCISCO, CA--(Marketwire - Oct 26, 2011) - Paxton Energy, Inc. (OTCBB: PXTE) (Paxton), an energy turnaround company engaged in the acquisition, exploration, development and drilling of oil and natural gas properties, is pleased to announce that on October 25, 2011, the Company entered into a definitive agreement to acquire a 50% Working Interest in the Redwater/Maud Lease, consisting of 1,462 acres in Bowie County, TX, from Black Sands Energy, LLC ("Black Sands") of Richardson, TX. The agreement calls for a payment of $3,250,000 and 2,500,000 common shares to Black Sands, and an additional $3,000,000 deposited into the Redwater/Maud Recompletion/Rework Escrow Account by December 30, 2011. The closing of the Agreement is subject to the satisfaction of a number of conditions precedent, including but not limited to the continued accuracy of the representations and warranties being made as of the Closing Date and the satisfaction of due diligence regarding Seller's title to the assets being transferred.

There are seven wells on the Redwater/Maud property, of which three wells are currently producing. Phase I of the Recompletion/Rework development plan is expected to take five months and will result in all seven wells being on-line and producing. The rework project is expected to increase output from approximately 45 BOPD (barrels of oil per day) to over 400 BOPD and 425 MCFPD (thousands of feet of gas per day) to over 2,300 MCFPD. At least six undeveloped locations remain within the property with the potential for a Phase II plan that will explore additional well drilling locations.

A third party engineering report, dated October 18, 2011, by Pinnacle Engineering Services, LLC, indicates net reserves of 1,651,850 bls (barrels of oil) and 7.146 bcf (billion cubic feet) of gas, with a PV-10 valuation of more than $37 million, for 100% of the working interest, based on NYMEX Strip. Paxton will receive 75% of the Working Interest until Paxton recoups the $3,000,000 of Recompletion/Rework expenditures, after which Paxton and Black Sands will each have a 50% interest in the property. Paxton and Black Sands will participate equally on future planned proved undeveloped (PUD) locations within the Redwater/Maud lease.

"We are pleased to be able to acquire a 50% Working Interest in the Redwater/Maud lease," said Charles F. Volk, Jr., Chairman and CEO of Paxton. "This acquisition follows Paxton's business strategy of acquiring properties with proved and probable reserves and then developing the fields by reworking the existing wells and drilling new wells."

About Paxton

Paxton engages in the acquisition, exploration, development and drilling of oil and natural gas properties. Paxton is an energy turnaround company whose strategy is to acquire cash flow producing properties with proven reserves, develop the fields by reworking existing wells and drilling new wells. Paxton was founded in 2004 and is based in Stateline, Nevada.

Cautionary Note to U.S. Investors

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) now permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in Paxton's Annual Report on Form 10-K available from Paxton at P.O. Box 1148, Zephyr Cove, NV 89448 (attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

Safe Harbor

Statements about Paxton's future expectations and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. Paxton intends that such forward-looking statements be subject to the safe harbors created thereby.

The above information contains information relating to Paxton that is based on the beliefs of Paxton and/or its management as well as assumptions made by and information currently available to Paxton or its management. Paxton does not undertake any responsibility to update the forward-looking statements contained in this release.

Contact Information

Contact
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410-833-0078